

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 24, 2010

Corporation Service Company
As Agent for Sensata Technologies Holding B.V.
1177 Avenue of the Americas
17th Floor
New York, NY 10001

>   **Re: Sensata Technologies Holding B.V.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed February 12, 2010**
>   **File No. 333-163335**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Facing Page

1.   Please tell us why mail sent to your agent for service at the address you cite is returned to sender marked "Attempted – Not Known; Unable to Forward."

Prospectus Cover

2.   We may have further comments on your response to prior comment 3 after you determine a price range.

The Offering, page 6

3.   Please clarify the two bullet points that quantify the number of shares "subject to
        forfeiture until such shares have vested." Why does each bullet point disclose a
        different number of shares subject to those conditions?

4.   Please reconcile the number of shares disclosed here as outstanding as of
        December 31, 2009 with Note 15 to your financial statements.

Our failure to comply with the covenants…, page 21

5.   Please tell us why you no longer disclose that your covenants recently
        "tightened." Also, briefly quantify the extent of the "tightening" in this risk
        factor.

Use of Proceeds, page 29

6.   Regarding your response to prior comment 7:
        • Please disclose the assumptions used to calculate the price range for the notes
          to be redeemed and the principal amount of the notes you will purchase. Also
          disclose how changes to those facts assumed will affect the disclosed price
          and amount of notes you will purchase.
        • Please confirm whether the notes are convertible into a class of securities to
          be offered in the transaction that is the subject of this registration statement.
        • Please confirm that the tender offer will comply with Section 14(e) of the
          Securities Exchange Act of 1934 and Regulation 14E, including the 20-
          business-day requirement on Rule 14e-1(a).
        • Please explain to us the extent to which the "modified 'Dutch' auction"
          process will permit your affiliates or the underwriters to affect the price you
          will pay for the tendered securities. Also tell us whether your affiliates or the
          underwriters will receive any priority or other special treatment in the tender
          offers, including in the event that more notes are tendered than you intend to
          repurchase.
        • Please tell us whether you will know the dollar amount of each of your notes
          that you will redeem before the effective date of this registration statement or
          the closing of the offering that is the subject of this registration statement. If
          you will not disclose the actual dollar amount to be redeemed, please provide
          us your analysis of how you determined that this prospectus provides
          investors all information needed to make an informed investment decision.
        • With a view toward disclosure, please tell us who the "dealer manager" is and
          any relationships the dealer manager has with you, your affiliates or the
          underwriters. Also tell us the compensation arrangements with the dealer
          manager.
        • We may have further comment when you fill in the blanks.

Selling, General and Administrative, page 44

7.   We note that the 21% disclosed in your previous amendment increased to 57% in this amendment. Please disclose the amount of the change and the reasons for the change.

Off-Balance Sheet Arrangements, page 76

8.   Refer to the Form 8-K filed February 10, 2010 by Sensata Technologies. Please tell us what the "applicable profit and loss statement" is and how the provisions related to that statement operate.

9.   Schedule (1)(d) in exhibit 10.20 does not appear to have been filed. We therefore reissue the last sentence in comment 13 in our January 19, 2010 letter.

Environmental Matters, page 93

10.   It is unclear why you deleted the disclosure relating to the Superfund site in Norton, Massachusetts. Please advise or revise.

Management, page 98

11.   With a view toward disclosure, please tell us who are members of the management board and who are the members of the supervisory board mentioned on page 145. What is the difference between these bodies?

New Directors, page 100

12.   Please provide all disclosure required by Regulation S-K Item 401, including the ages of all persons chosen to become directors. Likewise, it is unclear why you deleted such disclosure from the next section.

Executive Compensation, page 105

Base Salary, page 107

13.   Regarding your additional disclosure on page 107 in response to comment 14, it is unclear what individual contributions resulted in salary increases. We therefore reissue our comment.

401(k) Savings Plans, page 111

14.   Refer to your disclosure added in response to prior comment 19. Please disclose
       the "Adjusted EBITDA growth goals."

Grant of Plan Based Awards Table, page 115

15.   We note your target disclosure in the table in response to comment 20; however,
       it is unclear why you omitted the threshold and maximum amounts payable given
       your disclosure in the first full paragraph on page 108. Please advise or revise.

16.   We note your revisions on page II-2 disclosing a different issuance date. With a
       view toward disclosure, please tell us the reason for this change and whether the
       value in the last column of this table would differ if you used the date you issued
       the restricted securities.

Certain Relationships and Related-Party Transactions, page 124

17.   Please tell us why you did not disclose in this section the repurchase of 11,973
       shares mentioned on page 47.

2006 Acquisition, page 124

18.   With a view toward clarified disclosure, please tell us how the revised structure
       "facilitate[s] tax efficient distributions to" you. Please quantify the tax effect, if
       possible, and tell us whether the structure creates risks regarding whether
       applicable tax law will recognize the tax treatment you intend or otherwise.

Transactions with Sponsors, page 133

19.   We note your added disclosure in response to comment 21; however, it is unclear
       from your disclosure whether you exchanged shares and deferred payment
       certificates in May 2006 for the same number of securities with the same number
       of rights as suggested by response 31 in your letter dated January 22, 2010.
       Please clarify.

20.   The table on page 134 appears to only include named executive officers. We
       therefore reissue comment 23.

Administrative Services Agreement, page 134

21.   Please reconcile your revised description of this agreement with exhibit 10.52. In
       this regard, please also ensure that your exhibit index accurately identifies the

location of your exhibit; we note for example that your exhibit index incorporates the same document as exhibit 10.51 and 10.52.

Selling Shareholders, page 137

22.   With a view toward disclosure, please tell us when the selling shareholders acquired their offered securities and the amount paid for those securities. Also tell us (1) about past or present relationships between the selling shareholders and the registrant or its predecessors and affiliates, (2) whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Underwriting, page 171

23.   From your response to prior comment 26, it is unclear why you believe that the omitted disclosure is not necessary for investors to understand your relationships with the underwriters.

24.   Please clarify what you mean by "indebtedness" in the clause you numbered "(2)" in the fourth full paragraph on page 174.

Exhibits

25.   Regarding your revisions to the proposed opinion in response to comment 27:
    • We reissue that part of the first bullet point of prior comment 27 regarding the opinion being conditioned on information not disclosed in an investigation.
    • The opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) may not assume material facts underlying the opinion or facts that are readily ascertainable. We note that the current draft of the opinion refers to Annex 1 "without independent investigation."
    • Conclusions of law in the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) must be the conclusions of counsel, not of your board. We note, for example and not as a complete list, the conclusions of law in the paragraph numbered 1 of Annex 1 of the draft opinion.
    • We may have further comments after you submit the Annexes mentioned in Annex 1 immediately following the proposed opinion.
    • We reissue the third bullet point in that your response does not confirm that the date omitted from the paragraph numbered "(1)" will be the effective date of the registration statement. Also, confirm that (1) the date in the last blank on the second page of the draft opinion will be the effective date of the registration statement, and (2) given the date restriction in the third-to-last paragraph on page 3 of the draft opinion, the date of the opinion will be the effective date of the registration statement.

- Given paragraph (iii) at the top of page 3 of the draft opinion, please tell us why paragraph "B" on page 3 of the draft opinion must be conditioned on the execution of the Deed of Issuance.
- The statement in paragraph "B" on page 3 of the draft opinion that the shares will be "fully paid" when "fully paid for" appears to assume away a legal matter required to be addressed by Regulation S-K Item 610(b)(5). Please file an opinion that does not assume a required legal conclusion.
- It is unclear why the condition in the indented paragraph following paragraph "B" of the opinion is necessary and appropriate. Why can counsel not ascertain the facts in that condition through a representation from the registrant's board or otherwise?
- We note your response to the eighth bullet point; however, given the second sentence of the third-to-last paragraph on page 3 of the draft opinion, it remains unclear whether the opinion addresses all laws that would affect the issues required to be addressed by Regulation S-K Item 601(b)(5). Therefore, we reissue that bullet point.
- We note your response to the ninth bullet point; however, to satisfy your obligation under Regulation S-K Item 601(b)(5), you must file an opinion that addresses the concepts in that Item. If there are no material differences between the concepts in that Item and Dutch law as you state in your response, it is unclear why the condition in the penultimate paragraph of the third page of the draft opinion is necessary. If there are material differences, it is unclear how the opinion would satisfy your obligation under Regulation S-K Item 601(b)(5).
- We reissue our tenth bullet point because the penultimate paragraph of the opinion continues to suggest that the opinion cannot be relied upon by investors.
- We note, as a result of the deletion from the small text at the bottom of the first page, investors are now referred to an internet address for terms and conditions related to the opinion. Please refer to footnote 41 of release 33-7856 (April 28, 2000) regarding your obligation to file the information located at that address.
- From your response to the eleventh bullet point, it remains unclear how the last paragraph on the third page of the opinion and the small text at the bottom of the first page of the opinion are consistent with the liability provisions of the United States securities laws applicable to your registration statement and do not suggest to investors that those provisions may be limited contrary to Section 14 of the Securities Act. Please file an opinion that does not include such attempted limitations.
- Please ensure that the opinion clearly addresses the issues required to be addressed by the Regulation S-K Item 601(b)(5) as it applies to the selling shareholders.

Exhibit 10.54

26.   Please file a complete copy of this exhibit. We note, for example, the reference to attachment C on page 4 of this agreement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Dennis M. Myers, P.C.
                 Kirkland & Ellis LLP